Exhibit 99.1

Foamix Announces Appointment of Dr. Aaron Schwartz to Board of Directors

REHOVOT, Israel, and BRIDGEWATER, N.J., May 7, 2015 (GLOBE NEWSWIRE) -- Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX) ("Foamix"), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, today announced that it has appointed Dr. Aaron Schwartz, a veteran of Teva Pharmaceuticals Inc., to its Board of Directors. Foamix also announced that Mr. Chaim Chizic will transition from his current position as a Director to an observer to the Board.

Meir Eini, Chairman of the Board of Foamix commented, "We are pleased to have Aaron join the Board of Directors. His extensive pharmaceutical industry experience, in particular his long tenure at Teva, will be invaluable to Foamix. As we move forward with the development of our advanced clinical programs utilizing our proprietary foam technologies, we continue to seek out seasoned industry experts who can provide insight and guidance."

"I am excited to have the opportunity to join the Foamix board," said Dr. Schwartz. "I believe that Foamix is positioned to become an important global player in dermatology and I look forward to working with the Company as it advances."

Dr. Aaron Schwartz served in a number of positions at Teva from 1975 through 2011. After serving 7 years as the head of the pharmaceutical division of Teva in Israel, Dr. Schwartz created the Copaxone division of Teva in 1992 and led it for 9 years. During those years the drug was registered and commercialized in the US, Europe and many other countries making it the most successful Israeli innovative drug. His most recent position was Vice President, Head of Teva Innovative Ventures - TIV, which he held from 2008 to 2011. Under the TIV umbrella, Teva invested in more than 20 biotechnology companies in Israel and the US, gaining rights to promising new drugs, including GamidaCell, MediWound, CureTech and Alcobra.

Dr. Schwartz is currently chairman of the board for several life science companies, including DPharm Ltd., BioCancell Ltd., CureTech Ltd., BiolineRx and Biomas Ltd. Dr. Schwartz also serves on the board of directors of Protalix Ltd. and as a consultant to Clal Biotechnology Industries Ltd. Dr. Schwartz received a Ph.D. in organic chemistry from the Weizmann Institute, an M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. He recently received a second Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

About Foamix Pharmaceuticals Ltd.

Foamix Pharmaceuticals is a clinical-stage specialty pharmaceutical company focused on developing and commercializing its proprietary minocycline foam for the treatment of acne and other skin conditions. Foamix Pharmaceuticals' lead product candidate FMX101 for moderate-to-severe acne is a novel topical foam formulation of the antibiotic minocycline. Foamix Pharmaceuticals also has early-stage stable foam formulations of various drugs for the treatment of common dermatological indications.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain "forward-looking statements" relating to future events. Forward-looking statements are based on Foamix Pharmaceuticals' current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. Any forward-looking statements that may be made herein speak only as of the date of this release and Foamix Pharmaceuticals undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACT: Dorit Hayon, BD Manager
         Foamix Pharmaceuticals Ltd.
         +972-8-9316233
         ir@foamixpharma.com

         U.S. Investor Relations
         Michael Rice
         LifeSci Advisors, LLC
         646-597-6979
         mrice@lifesciadvisors.com